Exhibit 23.2

Consent of KPMG LLP

The Board of Directors
bigchalk.com, inc.:

We consent to the incorporation by reference in the amendment No. 3 to the Registration Statement on Form S-3 (No. 333-86434) of ProQuest Company of our report dated March 22, 2002, relating to the consolidated balance sheets of bigchalk.com, inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the fiscal 2001 annual report on Form 10-K of ProQuest Company.

/s/ KPMG LLP

Chicago, Illinois
June 12, 2002